UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                  August 11, 2020

  Via E-Mail

  Amos W. Barclay, Esq.
  Holland & Hart LLP
  1800 Broadway, Suite 300
  Boulder, CO 80302

           Re:     CNL Healthcare Properties , Inc.
                   Schedule TO-T filed August 3, 2020 by Comrit Investments 1, Limited
                     Partnership and Comrit Investments Ltd.
                   SEC File No. 005-90567

  Dear Mr. Barclay:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Purchase

  1. Please tell us how and when you complied with the dissemination requirements set forth in Rule 14d-4.

  Summary Term Sheet, page 4

  2.       You state that    Purchaser currently has sufficient funded capital
to fund all of its
           commitments under this Offer.    We note that you also commenced an
offer for
           shares of KBS Real Estate Investment Trust II, Inc. Please revise your offer document to disclose, if true, that you have sufficient capital to fund all of your commitments for these and any other ongoing tender offers.
 Amos W. Barclay, Esq.
Holland & Hart LLP
August 11, 2020
Page 2

Section 2. Acceptance for Payment and Payment for Shares; Proration, page 9

3.     You state that you will pay for shares tendered    within three business
days
       following the completion of the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded
       REITs.    Disclose how long you expect this to take, and how you will comply with
       your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

         We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                            Sincerely,

                                            /s/ Daniel F. Duchovny
                                            Daniel F. Duchovny
                                            Special Counsel
                                            Office of Mergers and Acquisitions